IMMUREBOOST, INC

Bangpakong Industrial Park I

71 Moo 5, Sukumvit Road

Tarkarm, Bangpakong

Chachoengsago, Thailand 24130

May 13, 2008

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington D.C. 20549

Re:

Immureboost, Inc.

This letter is in response to your letter dated July 11, 2007.

1.

The auditors’ report was in a text box inserted onto Child, Van Wagoner & Bradshaw, PLLC letterhead.  When Edgarized, the font was inadvertently enlarged, so the signature at the bottom was not visible.  If the reader was to scroll down within the text box on the original document, or reduce the font size, the proper signature would be evident.  We believe the auditors’ opinion covering the comparative 2006 financials included in the 2007 10-KSB will satisfy the SEC’s request in this regard, but are willing to amend and refile the 2006 Form 10-KSB if required.

2.

We do not believe that ratable amortization of the intangible asset over its 99 year life is appropriate.  As described in our response to #4 below, we have proposed to assign the initial $33,100 investment value entirely to the points (as represented by an intangible asset).  Each time points are sold or transferred, the investment account would be reduced by the cost of the points sold or transferred, with a corresponding debit to cost of sales.  We will also examine the asset for impairment periodically, as required by SFAS No. 142.  Accordingly, additional ratable amortization is not considered necessary.

3.

In light of the proposed accounting treatment of the timeshare investment and points to which we are entitled (as explained in #4 below), we agree that the investment value should be reduced once the points are transferred (disposed).  In addition, rather than a revenue transaction or troubled debt restructuring, this is merely satisfaction of debt with an asset other than cash, i.e. – an intangible asset (timeshare points).   The points transferred had a per-point fair market value of $.046 ($27,576 debt / 600,000 points = $.046), and the original per-point cost was $.001 (#4 below).  We propose that the asset be reduced by the original extended cost ($600), and the difference of $26,976 between the cost and the debt be credited to a gain on transfer or disposal of points to be presented as an ‘Other Income’ item on the statement of operations, as the fair market value of the points exceeds the cost and this is not a sales transaction.

The fair market value of the travel points was determined by the number of points the unrelated and unaffiliated vendor was willing to accept as repayment of the $27,576 debt.

Ms. Linda Cvrkel, Branch Chief

The vendor accepted the points in lieu of cash because the vendor perceived some value in the points, and would use the points for its own purpose to utilize that value.  The transaction agreement gives us no indication that the vendor perceived the value of the points to be less than the debt owed the vendor, and thus no troubled debt restructuring or debt forgiveness is evident.

4.

We believe the correct way to account for the initial timeshare investment and points to be received for the next 99 years is to assign the entire investment value of $33,100 to the total potential points to be received over the contract term, rather than the acquired interest in the Fairfield conglomerate.  This is reasonable because the interest acquired represents only 1% (315,000 points out of total points of 3,015,653,000 outstanding) in the Fairfield conglomerate, and we have determined this interest to be of nominal value.  Since the points can be sold or transferred, and was intended to be a source of revenue for us, they should be assigned a value.

We are entitled to receive 315,000 points for 99 years, plus 300,000 bonus points granted upon inception, which equates to 31,485,000 potential points over the contract life.  The initial investment divided by total potential points results in a per-point value (cost) of $.001.  When points are granted each year, we do not think it is appropriate to assign additional value to the intangible asset because (A) these points have no value (other than their cost) unless we can sell them, and (B) their fair market value can only be determined when the points are sold.

In a revenue-generating transaction, the intangible asset will be reduced by the cost of the points sold, with an offsetting entry to cost of sales.  Revenue will be recorded in the amount of consideration received, resulting a gross margin of the difference between the asset cost and fair market value.  When points are granted as repayment for services or debt in lieu of cash, a gain on transfer or disposal of assets (points) is recorded in the ‘Other Income’ section of the statement of operation.  This is not considered a revenue transaction, but rather a depletion of the intangible asset.

Upon the entrance into an asset purchase agreement with Immureboost in August 2007, we have decided to abandon the timeshare and travel industry.  We have new management and are currently pursuing a business plan relating to the development and production of products and pharmaceuticals that interact with the immune system.  Although the carrying value of the intangible asset (timeshare points) most likely has a fair market value to interested third parties, it no longer has value to us and our new business direction.  Accordingly, we have determined to divest of the intangible asset and have impaired it down to $0 at September 30, 2007.

5.

The $.0034 price is the post-30:1 forward stock split price for 150,000 shares to satisfy $500 owed for previously-rendered services.  The split occurred in July 2006, and the pre-split price was actually $.10 for 5,000 pre-split shares.  Although the stock certificates were formally issued in October 2006, the Board authorized and solidified the issuance with Stalt, Inc. (who is both our transfer agent and the vendor to whom the shares were issued) on June

Ms. Linda Cvrkel, Branch Chief

5, 2006, which is considered the ‘effective date’ of the transaction, at which point the shares were trading at approximately $.10.

6.

The fair market value of the travel points was determined by the number of points the unrelated and unaffiliated vendor was willing to accept as repayment of the debt satisfied in #3 above.  Since this consulting transaction occurred near the same time as the debt satisfaction, it was reasonable that the same fair market value be assigned to the points transferred pursuant to the consulting agreement, as the debt satisfaction is the best available indication of the points’ fair market value.   Upon the transfer of the points, the investment asset will be reduced by the cost of the points sold, with the difference between the cost and fair market value being credited to gain on disposal of assets (points), as described in more detail in #4 above.

7.

We can either expand the certification in our 2007 10-KSB to apply to both the 2006 and 2007 10-KSB, or amend and re-file our 2006 10-KSB.

8.

The majority of the $23,294 consists of a $22,994 short-term loan received from an unrelated party in March 2007.  The note matures in September 2007 and accrues interest at 5.25% plus an additional 1% interest per month each month the note remains unpaid after the maturity date.  The note was inadvertently classified as a related party note payable in the March 31, 2007 financial statements and referenced to Note 3 (which actually discussed the timeshare), but has been classified and disclosed correctly in the December 31, 2007 and the March 31, 2008 financial statements, as well as the March 31, 2007 restated financial statements included in our March 31, 2008 Form 10-Q.  In addition, we have accrued interest each quarter, and plan to amend and refile the June 30, 2007 financial statements during June 2008 to reflect the proper accounting treatment and disclosure.

The remaining $300 represents amounts paid by John McLane (our sole officer and director at the time) directly to vendors during March 2007 to reduce our accounts payable balance, and has not been memorialized via a promissory note.   Mr. McLane, who has now resigned from his positions with the Company, does not require repayment.  Accordingly, we wrote-off the minimal payable to additional paid-in capital at September 30, 2007.

Sincerely,

/s/ Steven L. Burke

STEVEN L. BURKE